November 13, 2006

37/F Hennessy Center
500 Hennessy Road
Causeway Bay
Hong Kong

Re: Resignation of Michael Green

Board of Directors:

Please accept this letter as my formal resignation from the Board of Directors of MIAD Systems, Ltd. My resignation shall be effective Monday, November 23, 2006. This letter shall replace and supplant all other documents relating to my resignation. Thank you.

Sincerely,

Michael Green